FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          NOVEMBER 2009

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Document 1          News Release dated November 4, 2009
Document 2          Material Change Report dated November 4, 2009

                                                                      Document 1


                                                   #711-675 WEST HASTINGS STREET
                                                  VANCOUVER, B.C. CANADA V6B 1N2
                                                         TELEPHONE: 604-685-2222
                                                               FAX: 604-685-3764
                                                          WWW.AMADORGOLDCORP.COM

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE:  NOVEMBER 4, 2009                               TSX-V:AGX

          AMADOR GOLD CORP. COMMENCES DRILLING ON HORWOOD GOLD PROPERTY
                            IN WEST TIMMINS DISTRICT

         o PROPERTY LOCATED ALONG A SPLAY OFF DESTOR-PORCUPINE FAULT ZONE AND IS BELIEVED TO HAVE SIMILAR STRATIGRAPHY TO WEST TIMMINS MINING/LAKE SHORE GOLD 2009 DISCOVERY OF 12.75 G/T OVER 83.4 METERS

         o CURRENT DRILLING WILL TEST DOWN DIP EXTENSION OF BEND ZONE DRILL INTERCEPT OF 12.35 G/T GOLD OVER 2.4 METERS

VANCOUVER, BC - AMADOR GOLD CORP. (TSX-V: AGX) (the "Company") is pleased to it announce it has commenced diamond drilling on its wholly owned Horwood Property in the West Timmins gold district. The property is located along a splay off the Destor-Porcupine Fault, the Hardiman Bay Fault, approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

The estimated 1400 meter drill program will test numerous high-grade gold targets including:

         o THE RHB ZONE: Recently returned assays as high as 183.5 G/T GOLD on grab samples taken from outcrop. Drilling on the RHB zone will advance pending results from a recent IP (induced polarization) geophysical survey.

         o THE LABBE #1 ZONE: Has never been drilled to depth although historic shallow drilling by Queensway Mines Ltd. Traced a gold bearing quartz vein for strike length of 76.2 meters (250 feet) with an average grade of 17.49 g/t (0.51 oz/t) Au over
                  0.91 meters (3.0 feet.) No subsequent deep drilling has occurred on this vein system.

         o        THE BEND ZONE:  2008 drilling done by the Company  intersected
                  12.35 G/T GOLD OVER 2.4 METERS. This intersection is near the bottom of the deepest hole in the program and to date, no follow-up drilling has been done.

         o        Drilling to test other induced polarization (IP) targets

An audio interview on the Horwood project has been prepared by Peter Caldbick, etc.. To listen to the interview please click on the following link (if the link does not work cut and paste it into your web browser address bar):

http://smallcapepicenter.com/executive/agxbtpr06august2009/index.htm

To view a map of the Horwood Property please click on the following link:

http://www.amadorgoldcorp.com/i/pdf/horwood_showings.pdf

ABOUT AMADOR GOLD
Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

CONTACT INFORMATION
Corporate Inquiries:   Kevin Hull or Alan Campbell, INVESTOR RELATIONS
Phone:                 (604) 685-2222
Email:                 info@amadorgold.com
Website:               www.amadorgoldcorp.com

AGORACOM Investor Relations:
Email:      agx@agoracom.com
Website:    http://www.agoracom.com/ir/amador

      THE STATEMENTS MADE IN THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING
        STATEMENTS THAT MAY INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES.
       ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THE COMPANY'S
                          EXPECTATIONS AND PROJECTIONS.

         THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
                   ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

                                                                      Document 2

                             MATERIAL CHANGE REPORT

TO:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

ITEM 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - November 4, 2009.

ITEM 3.  NEWS RELEASE - News Release issued November 4, 2009 at Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) announces it has commenced diamond drilling on its wholly owned Horwood Property in the West Timmins gold district.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) announces it has commenced diamond drilling on its wholly owned Horwood Property in the West Timmins gold district. The property is located along a splay off the Destor-Porcupine Fault, the Hardiman Bay Fault, approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

         The estimated 1400 meter drill program will test numerous high-grade gold targets including:

         o THE RHB ZONE: Recently returned assays as high as 183.5 G/T GOLD on grab samples taken from outcrop. Drilling on the RHB zone will advance pending results from a recent IP (induced polarization) geophysical survey.

         o THE LABBE #1 ZONE: Has never been drilled to depth although historic shallow drilling by Queensway Mines Ltd. Traced a gold bearing quartz vein for strike length of 76.2 meters (250 feet) with an average grade of 17.49 g/t (0.51 oz/t) Au over
                  0.91 meters (3.0 feet.) No subsequent deep drilling has occurred on this vein system.

         o        THE BEND ZONE:  2008 drilling done by the Company  intersected
                  12.35 G/T GOLD OVER 2.4 METERS. This intersection is near the bottom of the deepest hole in the program and to date, no follow-up drilling has been done.

         o        Drilling to test other induced polarization (IP) targets.

         An audio interview on the Horwood project has been prepared by Peter Caldbick, etc.. To listen to the interview please click on the following link (if the link does not work cut and paste it into your web browser address bar):

         http://smallcapepicenter.com/executive/agxbtpr06august2009/index.htm

         To view a map of the Horwood Property please click on the following link:

         http://www.amadorgoldcorp.com/i/pdf/horwood_showings.pdf

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. MITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 4th day of November 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AMADOR GOLD CORP.
                                        (Registrant)


Date:    November 6, 2009               BY:  /S/ BEVERLY J. BULLOCK
                                        ---------------------------------------
                                        Beverly J. Bullock, Corporate Secretary